UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A 100	13D	Page 2 of 12

1	Names of reporting persons BCPE Seminole Holdings LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 12,888,766 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 12,888,766 Shares

11	Aggregate amount beneficially owned by each reporting person 12,888,766 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 3 of 12

1	Names of reporting persons BCPE Seminole Holdings II Intermediate LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 36,175,810 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 36,175,810 Shares

11	Aggregate amount beneficially owned by each reporting person 36,175,810 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.5%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 4 of 12

1	Names of reporting persons BCPE Seminole Holdings III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 4,232,353 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 4,232,353 Shares

11	Aggregate amount beneficially owned by each reporting person 4,232,353 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.5%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 5 of 12

1	Names of reporting persons BCPE Seminole Holdings IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 4,951,320 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 4,951,320 Shares

11	Aggregate amount beneficially owned by each reporting person 4,951,320 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.0%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 6 of 12

1	Names of reporting persons Bain Capital Fund XI, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 7 of 12

This Amendment No. 6 relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2019, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021, Amendment No. 3 filed on May 19, 2021, Amendment No. 4 filed on November 15, 2021 and Amendment No. 5 filed on November 23, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 6, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a)

This Schedule 13D is being filed jointly by BCPE Seminole Holdings LP, a Delaware limited partnership (“BCPE Seminole”), BCPE Seminole Holdings II Intermediate LP, a Delaware limited partnership (“BCPE Seminole II”), BCPE Seminole Holdings III, L.P., a Cayman Islands exempted limited partnership (“BCPE Seminole III”), BCPE Seminole Holdings IV, L.P., a Cayman Islands exempted limited partnership (“BCPE Seminole IV”), and Bain Capital Fund XI, L.P., a Cayman Islands exempted limited partnership (“Fund XI” and, together with BCPE Seminole, BCPE Seminole II, BCPE Seminole III and BCPE Seminole IV, the “Reporting Persons”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the sole member of (i) BCPE Seminole GP LLC, a Delaware limited liability company (“BCPE Seminole GP”), which is the general partner of each of BCPE Seminole and BCPE Seminole IV, (ii) BCPE Seminole GP II LLC, a Delaware limited liability company (“BCPE Seminole GP II”), which is the general partner of BCPE Seminole II, and (iii) BCPE Seminole GP III LLC, a Delaware limited liability company (“BCPE Seminole GP III”), which is the general partner of BCPE Seminole III.

BCI is the general partner of Bain Capital Partners XI, L.P., a Cayman Islands exempted limited partnership (“Partners XI” and, together with the Reporting Persons, BCI, BCPE Seminole GP, BCPE Seminole GP II and BCPE Seminole GP III, the “Bain Capital Entities”), which is the general partner of Fund XI.

As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons. Voting and investment decisions with respect to securities held by the Reporting Persons are made by the managing directors of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 27, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c)	Each of the Bain Capital Entities is principally engaged in the business of investment in securities.

CUSIP No. 86881A 100	13D	Page 8 of 12

(d)	During the last five years, none of the Bain Capital Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Bain Capital Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

BCPE Seminole, BCPE Seminole II, BCPE Seminole GP, BCPE Seminole GP II, BCPE Seminole GP III and BCI are each organized under the laws of the State of Delaware. BCPE Seminole III, BCPE Seminole IV, Fund XI and Partners XI are each organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

As previously disclosed, on November 21, 2022, the Issuer and Fund XI entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer agreed to issue and sell 9,183,673 shares of Common Stock to Fund XI at a price of $24.50 per share, for an aggregate purchase price of $224,999,988.50 (the “Private Placement”).

In connection with the closing of the Private Placement on December 22, 2022 (the “Private Placement Closing”), Fund XI assigned its rights, interests and obligations under the Stock Purchase Agreement to its affiliates, BCPE Seminole III and BCPE Seminole IV. Accordingly, at the Private Placement Closing, BCPE Seminole III purchased 4,232,353 shares of Common Stock for a purchase price of $103,692,648.50, and BCPE Seminole IV purchased 4,951,320 shares of Common Stock for a purchase price of $121,307,340.00.

Effective as of December 22, 2022, BCPE Seminole transferred an aggregate of 36,175,810 shares of Common Stock to its affiliate, BCPE Seminole II, for no cash consideration.

Also on December 22, 2022, each of BCPE Seminole II, BCPE Seminole GP II, BCPE Seminole III and BCPE Seminole GP III entered into a margin loan agreement (the “Margin Loan Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto, pursuant to which BCPE Seminole II received a loan in the amount of $198,000,000.00, and BCPE Seminole III provided a guarantee of BCPE Seminole II’s obligations (the “Margin Loan”). BCPE Seminole II pledged 36,175,810 shares of Common Stock as collateral for the ratable benefit of the lenders to secure its obligations under the Margin Loan Agreement, and BCPE Seminole III pledged 4,232,353 shares of Common Stock as collateral for the ratable benefit of the lenders to secure its guarantee under the Margin Loan Agreement (collectively, the “Pledged Shares”). The Margin Loan matures on December 22, 2025, but must be prepaid earlier upon the occurrence of certain events, including in connection with an event of default. Upon such an event of default, the lenders may sell the Pledged Shares and use the proceeds of such sale to repay amounts owed under the Margin Loan Agreement.

CUSIP No. 86881A 100	13D	Page 9 of 12

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a) - (b)	As of the date hereof, BCPE Seminole holds 12,888,766 shares of Common Stock, representing approximately 10.5% of the issued and outstanding shares of Common Stock, BCPE Seminole II holds 36,175,810 shares of Common Stock, representing approximately 29.5% of the issued and outstanding shares of Common Stock, BCPE Seminole III holds 4,232,353 shares of Common Stock, representing approximately 3.5% of the outstanding shares of Common Stock, and BCPE Seminole IV holds 4,951,320 shares of Common Stock, representing approximately 4.0% of the outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 58,248,249 shares of Common Stock, representing approximately 47.5% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 122,603,695 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on November 22, 2022, after giving effect to the issuance of 23,469,388 shares of Common Stock in the November 2022 Offering and 9,183,673 shares of Common Stock in the Private Placement.

(c)	See Item 3 of this Statement.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

Registration Rights Agreement Amendment

In connection with the Private Placement Closing, on December 22, 2022 the Registration Rights Agreement was amended (the “Registration Rights Agreement Amendment”) to extend the registration rights granted thereunder to the shares purchased in the Private Placement.

References to and the description of the Registration Rights Agreement Amendment set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement Amendment, which is attached hereto as Exhibit 10 and incorporated by reference herein.

CUSIP No. 86881A 100	13D	Page 10 of 12

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit 9	Joint Filing Agreement, dated December 27, 2022

Exhibit 10	Registration Rights Agreement Amendment (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated December 22, 2022)

CUSIP No. 86881A 100	13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022	BCPE Seminole Holdings LP

	By:	BCPE Seminole GP LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director

BCPE Seminole Holdings II Intermediate, LP

	By:	BCPE Seminole GP II LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director

BCPE Seminole Holdings III, L.P.

	By:	BCPE Seminole GP III LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director

BCPE Seminole Holdings IV, L.P.

	By:	BCPE Seminole GP LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director

CUSIP No. 86881A 100	13D	Page 12 of 12

Bain Capital Fund XI, L.P.

By:	Bain Capital Partners XI, L.P.,
its general partner

By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Devin O’Reilly
Name: Devin O’Reilly
Title: Managing Director